SilverBox Engaged Merger Corp I

8801 Calera Dr.

Austin, TX 78735

February 24, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention: Tim Levenberg

Re:	SilverBox Engaged Merger Corp I
Registration Statement on Form S-1
Filed February 8, 2021, as amended
File No. 333-252827

Dear Mr. Levenberg:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SilverBox Engaged Merger Corp I hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on February 25, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Jin Chun
Jin Chun
Chief Operating Officer

cc:	Ellenoff Grossman & Schole LLP
Shearman & Sterling LLP